Exhibit (a)(1)(B)

2700 North First Street, San Jose, CA  95134

INTERNAL MEMORANDUM

DATE:	July 30, 2007

TO:	All Eligible Employees

FROM:	Jure Sola, Chairman and CEO

SUBJECT:	International Stock Option Exchange Program

Earlier this year, the Company conducted a voluntary Stock Option Exchange Program for our U.S. employees. Unfortunately, we were unable to include our international employees due to legal and administrative requirements.

I am very pleased to announce that after much work and approval from the Sanmina-SCI’s Board of Directors, we are now able to conduct a voluntary Stock Option Exchange Program for many of our employees internationally.  Unfortunately, there continues to remain some countries where we are still unable to offer this exchange program at this time.

This voluntary Stock Option Exchange program will allow employees who received certain stock option grants (as discussed in the attached documents), the opportunity to exchange those options for replacement stock options at the fair market value at the close of trading on the last day of the Stock Option Exchange Program (expected to be at 9:00 PM California Time Zone on August 27, 2007 or as otherwise indicated in the Summary of the Offer to Exchange provided by your local office). I believe this program is an important indication of Sanmina-SCI’s commitment to the financial success of its employees.

We recognize that our employees are the most vital component of the Company’s overall success and are proud of how the Sanmina-SCI team has worked through the challenging economic times of the past several years.  Now that market conditions continue to improve and the major challenges are behind us, Sanmina-SCI has never been in a better position to grow and compete in the global marketplace. We are optimistic about our market opportunity and confident in our ability to execute.  I am personally committed to doing everything in my power to help Sanmina-SCI become the most profitable EMS Company in the industry. With your continued hard work and support, we can deliver great results that will maximize our shareholder value.

Enclosed are details outlining the terms and conditions of the Stock Option Exchange Program.  Please review these materials very carefully so that you can make an informed decision on whether or not to participate in the program.